U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Mosle, Jon L., Jr.
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   (Last)                           (First)             (Middle)

300 Crescent Court, Suite 1300
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                                    (Street)

Dallas, Texas 75201
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Westwood Holdings Group, Inc. ("WHG")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

2/14/03

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                        6.
                                             4.                          5.             Owner-
                                             Securities Acquired (A)     Amount of      ship
                            3.               or Disposed of (D)          Securities     Form:     7.
                            Transaction      (Instr. 3, 4 and 5)         Beneficially   Direct    Nature of
1.            2.            Code             -------------------------   Owned at End   (D) or    Indirect
Title of      Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Security      Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)    (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------

Common Stock  2/12/03        P               1,600       A      $13.27                  D
------------------------------------------------------------------------------------------------------------
Common Stock  2/12/03        P               1,000       A      $13.24                  D
------------------------------------------------------------------------------------------------------------
Common Stock  2/13/03        P               1,500       A      $13.15                  D
------------------------------------------------------------------------------------------------------------
Common Stock  2/14/03        P               500         A      $13.05   21,926         D
------------------------------------------------------------------------------------------------------------
Common Stock								 23,074		I	  By wife
============================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                            10.
                                                                                   9.       Owner-
                                                                                   Number   ship
                                                                                   of       Form
        2.                      5.                          7. Title and           Deriv-   of
        Conver-                 Number of                   Amount of              ative    Deriv-  11.
        sion                    Derivative                  Underlying             Secur-   ative   Nature
1.      or                      Securities 6.               Securities     8.      ities    Secur-  of
Title   Exer-          4.       Acquired   Date             (Instr.        Price   Bene-    ity:    In-
of      cise    3.     Trans-   (A) or     Exercisable and  3 and 4)       of      ficially Direct  direct
Deriv-  Price   Trans- action   Disposed   Expiration Date  -------------  Deriv-  Owned    (D) or  Bene-
ative   of      action Code     (D)        (Month/Day/Year)        Amount  ative   at End   In-     ficial
Secur-  Deriv-  Date   (Instr.  (Instr. 3, ----------------        or      Secur-  of       direct  Owner-
ity     ative   (Month 8)       4 and 5)   Date    Expira-         Number  ity     Month    (I)     ship
(Instr. Secur-  /Day/  ------   ---------- Exer-   tion            of      (Instr. (Instr.  (Instr. (Instr.
  3)    ity     Year)  Code V   (A)   (D)  cisable Date     Title  Shares   5)      4)       4)      4)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
===========================================================================================================

Explanation of Responses:


	/s/ William R. Hardcastle, Jr.				2/14/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
	as Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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